

Mail Stop 3561

July 20, 2017

Via E-mail
Jeremy Poirier
Chief Executive Officer
Bearing Lithium Corp.
1400-1111 W Georgia St.
Vancouver, BC
Canada V6E 4G2

> **Re:** **Bearing Lithium Corp.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed July 11, 2017**
> **File No. 333-217231**

Dear Mr. Poirier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2017 letter.

General

1. We note your response to comment 1. Please advise us if the relationships with any of the individuals make the settlement agreement a related party transaction and advise us why it should not be filed under Item 601(b)(10) of Regulation S-K.

Selected Unaudited Pro Form Condensed Consolidated Financial Statements, page 32

2. You have disclosed the weighted average number of shares outstanding – basic and diluted for Bearing Lithium Corp. for the six months ended April 30, 2017 as 23,518,685. This disclosure is not consistent with the weighted average shares outstanding for the same period disclosed on page A-3 of 21,770,121. Please revise.

Historical and Pro Forma per share data (IFRS), page 34

3. We note your revised disclosure in response to comment 2. Please address the following points:

   • You disclose historical basic and dilute earnings (loss) per share for the six months ended April 30, 2017 as (0.01). This per share amount appears to be (0.09) per the disclosure on page A-3. Please revise.

   • You disclose historical book value per share as of October 31, 2016 and April 30, 2017 as 0.36 per share and 0.19 per share respectively. These amounts do not appear to be consistent with calculations based on book values presented in your historical balance sheet at page A-2 and statements of shareholders' equity at page A-4. Please revise.

Risk Factors, page 36

Risk Factors Related to the Merger, page 36

4. We note your response to comment 4. Please revise the example of the consideration for a Li3 shareholder to be based on the most recent Bearing trading price, instead of a range of prices.

Pro Forma Consolidated Financial Statements, page F-1

Note 4. Pro Forma Assumptions and Adjustments, page F-7

5. We note you have revised your fair value of the shares of Bearing issuable based on the market value as of July 4, 2017 of $0.90 per share in response to comment 6. Please revise all similar disclosures throughout the filing, including on pages 59 and 63. To the extent necessary, please continue to update your presentation to use the most recent stock price at the time of filing as a basis for the value of equity consideration to be issued in connection with the merger.

Results of Operations and Select Financial Data, page 143

6. You have disclosed Bearing's cash balance at April 30, 2017 in the results of operations as $2,768,188. Based on disclosure on page A-2, Bearing's cash balance as of April 30, 2017 is $2,143,760. Please revise.

Bearing Lithium Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended April 30, 2017 and 2016

Note 11. Subsequent Events, page A-11

7. We note the Company entered into a revised settlement agreement with a holder of outstanding convertible notes issued by Li3 Energy Inc. Please tell us how this revised settlement agreement has been reflected in the pro forma financial statements. If you do not believe this revised settlement agreement should be reflected in the pro forma financial statements, please explain.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering related questions. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: William Macdonald, Esq.
    Macdonald Tuskey